SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                          JLK DIRECT DISTRIBUTION INC.
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                                (Name of Issuer)

                      Class A Common Stock, par value $.01

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                         (Title of Class of Securities)

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                                    46621C105

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                                 (CUSIP Number)

                                                     with a copy to:
Alexander J. Roepers                                 Allen B. Levithan
Atlantic Investment Management, Inc.                 LOWENSTEIN SANDLER PC
750 Lexington Avenue                                 65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 688-6644                                       (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  May 16, 2000

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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 46621C105
________________________________________________________________________________
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                      Atlantic Investment Management, Inc.
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                (a) ____ (b) ____
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:  Delaware

________________________________________________________________________________
     Number of                   7)    Sole Voting Power:               379,300*
                                 -----------------------------------------------
     Shares Beneficially         8)    Shared Voting Power:                   0
                                 -----------------------------------------------
     Owned by

     Each Reporting              9)    Sole Dispositive Power:          379,300*
                                 -----------------------------------------------
     Person With:                10)    Shared Dispositive Power:             0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                379,300*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):

                8.88%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):  IA

________________________________________________________________________________
* Includes: (i) 85,784 shares (2.0%) of the Issuer's Class A Common Stock, par value $.01 per share ("Shares"), beneficially owned by AJR International (BVI), Inc., a British Virgin Islands company, (ii) 61,716 Shares (1.4%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership, and (iii) 231,800 Shares (5.4%) held in several managed accounts ("Managed Accounts"). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 2.  Identity and Background

         Item 2 (a) of the Schedule 13D is hereby amended to read as follows:

         (a) This statement is filed by the Reporting Person, with respect to 379,300 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International
(BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest") and (iii) the Managed Accounts. Mr. Alexander J. Roepers serves as the president and sole shareholder of the Reporting Person and the general partner of Quest.

Item 3.  Source and Amount of Funds or Other Consideration

         The Shares purchased by the Reporting Person on behalf of AJR, Quest and the Managed Accounts were purchased with the investment capital of such entities. The aggregate amount of funds used in making the purchases reported on this Amendment No. 4 to Schedule 13D was approximately $595,145.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to read as follows:

         The Reporting Person acquired, on behalf of AJR, Quest and the Managed Accounts, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

         The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest and the Managed Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

         In its capacity as a shareholder, the Reporting Person has in the past and will continue in the future to have active discussions with the management of both the Issuer and the Issuer's largest shareholder, Kennametal Inc. ("Kennametal"), with respect to (i) the strategic direction of the Issuer and actions which might be taken by the management of either the Issuer or Kennametal to maximize shareholder value of the Issuer and (ii) improving the Issuer's investor relations. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence. The Reporting Person is also one of the largest institutional shareholders of Kennametal.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on April 28, 2000, there were issued and outstanding 4,273,310 Shares as of March 31, 2000.

         (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by each entity or in each account. This authority includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities

Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities. Accordingly, the Reporting Person is deemed the beneficial owner of 379,300 Shares or 8.88% of the outstanding Shares.

         (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest and the Managed Accounts, in the Shares during the past 60 days:

Date                  Quantity              Price           Type of Transaction
-----                 --------              -----           -------------------
03/30/00               10,000               9.2469          Open Market Purchase
03/31/00                3,000               9.0208          Open Market Purchase
03/31/00               12,000               8.7083          Open Market Purchase
04/14/00                5,000               8.2500          Open Market Purchase
04/27/00                2,000               8.5469          Open Market Purchase
04/28/00                7,000               8.7411          Open Market Purchase
05/05/00               10,000               7.6175          Open Market Purchase
05/11/00               15,000               6.7938          Open Market Purchase
05/12/00               10,000               7.3500          Open Market Purchase

         Except for the transactions listed above, neither the Reporting Person, nor any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, has traded Shares during the past 60 days.

Item 7.  Material to be filed as exhibits
         --------------------------------

          Item 7 is hereby amended to read as follows:

                  Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    May 16, 2000


                                                    ATLANTIC INVESTMENT
                                                    MANAGEMENT, INC.


                                                    By: /s/ Alexander J. Roepers
                                                        ------------------------
                                                        Alexander J. Roepers,
                                                         President



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).